Filed by Lions Gate Entertainment Corp.

Form S-4 File No.:  333-212792

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company:  Starz

Commission File No.:  001-35294

September 19, 2016

The following is a transcript of a presentation given by the Vice Chairman of Lions Gate Entertainment Corp. on September 15, 2016:

BAML 2016 Media, Communications & Entertainment Conference

Lionsgate

September 15, 2016

02:15 PM EDT

Jessica:	.. to have Michael Burns, Vice Chairman, back with us.

Michael Burns:	Hello, Jessica!

Jessica:	And Brian.

Michael Burns:	Hello, Brian!

Jessica:	Hello. So Michael, you've been really busy over the past few months with M&A. You're currently in the process of closing Lionsgate's acquisition of Starz. When Starz is officially in-hand, how does it change your competitive positioning? Are you making a big bet on a premium pay TV platform, or is there a broader opportunity at play, here?

Michael Burns:	I think it's an extension of us becoming a bigger content engine. If you look at the combination of what our television area spends on content creation, what our film business does, and then you throw in Starz, what they're putting in content, you're getting close to $2 billion a year investment in content. So, it's a big number, so it makes us bigger in obviously, that content world. So, it's nice to also be — Starz is obviously a buyer, Lionsgate has typically been a seller. So, it's nice to be a buyer and seller, although we haven't had a great success selling a bunch of shows to Starz over the years, we had that — I joked with Albrecht and I said you know, you come over to Starz years ago and you cancel our show, Boss, which by the way is a pretty good show. And he sort of chuckled about that. But I feel like this is going to be a — I think it's going to be a content powerhouse.

Jessica:	Do you expect to see more consolidation in media, and if so, where?

Michael Burns:	This is my crystal ball question? I guess the answer is yes. I mean, if you listen to John Malone, he's booking an investor conference, you talked about — what do you call, you call them the free radicals? So, I think that if you have the ability to consolidate where it makes sense, and we obviously thought the Starz merger made sense, and as did their

Board, I think you'll continue to see consolidation in this space. The problem is, from a banker standpoint, always looking to get fees, there's not a lot of companies left to consolidate. But, I do think you'll see that.

I also think — and again I don't have a crystal ball, and I'm not telling you anything I know, but I do believe that you're going to see well-capitalized tech companies come into the media tech space. I think it's inevitable.

Jessica:	Now just one last question before I turn it over to Brian, but if the right opportunity came along for Lionsgate, how aggressive could you be in M&A given the current rules governing tax inversions?

Michael Burns:	Well, I mean, I think we can buy something. Again, the rule is four times. I think there's a lot of very smart ways to structure things, and again, it depends on whether you're consolidating it. We don't have any giant targets on the horizon, but the companies that we would think would fit in, and some of the remaining content players, that would not be an issue.

Brian:	All right, so before we get into more of the nuts and bolts of your business area, just kind of want to ask you the stock trading question. I mean, if you look at the valuation over the last, I don't know, handful of weeks, relative to the pro formas you put out and your S4 for the new company —

Michael Burns:	I'm sorry —

Brian:	You trade in the double digits on an EV to EBITDA basis, but on a price or free cash flow basis, I think pro forma you're in the high single digits. So, you look expensive on one metric, really cheap on the other. What do you think the market should focus on, when evaluating Lionsgate, and why do you — why do you believe you trade so cheaply on a price-to-free cash flow basis, and what can be done to narrow the gap?

Michael Burns:	I think the short answer is, if I were an investor, because everybody's got all the razzle-dazzle metrics, as the OIBITDA and adjusted EBITDA and EBITDA, and I would really focus, and I think Malone's right. Focus on free cash flow generation. Focus on the fact that once this deal is closed, and I think by the way the fact it's not closed yet, I mean, we had to go through all the Hart-Scott and all of that, and we're starting the roadshow next week with the bonds and the bank deal. I mean, it's an underwritten deal. But obviously, you still want to get the best pricing that you can.

But, I think that if you look at — I think some of the trade-in of the stock is based upon the uncertainty the deal hasn't closed yet, and — but I think that once that deal closes, or in advance that — if you take a look at what we filed on the S4, focus on free cash flow. Focus on what we've said publicly about how quickly we're going to de-lever. I think we said a turn-and-a-half within 18 months. So, that's what we're looking at, and the rest of it, I know a bunch of analysts have different metrics. But, we don't think that those are nearly as significant as free cash flow, per share.

Jessica:	So just continuing on, on Starz, you've been fairly clear on the cost synergies of $50 million annually.

Michael Burns:	I think we said $50 million-plus.

Jessica:	$50 million-plus, okay, along with the tax benefits of the deal. So, over what time frame do you expect to realize the synergies, and is there any risk in terms of these materializing?

Michael Burns:	No. I don't think so. I think if you take a look at the history of this company and how we've integrated, whether it be Summit or whether it be going back to Trimark or Artisan, you know, we've got great integration teams. The day we close I think you're going to see a lot of these things realized, and certainly over the next few quarters. And so, I don't see a lot of risk in that, as far as the $50 million-plus of operating synergies.

And obviously, the tax benefits are significant, and one of the reasons that we're moving this along as quickly as we can, from a tax savings standpoint it is a lot of money per day. You can do the math on that, you know. It's like, as Jimmy Barge reminds me, it's like $400,000 or $500,000 a day of cash pre-closing. So, let's get it done.

Jessica:	Right. Could you give us any color on where the revenue synergies and benefits are coming from?

Michael Burns:	I could, but here's what I'll say. Obviously, you've got duplicate departments. I want to be a little sensitive to it, because you know, it's people. A lot of it has to do with people, but there's a lot of things that we can — and it's people on both sides. It's the consolidation of certain departments. Obviously, there's a lot of cost that has — you have two public companies, and all of that. I think we're going to do better than that, but let's stick to our $50 million-plus.

Brian:	So, on that same vein, so the free cash flow projections in the S4, I think if you look out a number of years —

Michael Burns:	I was just going to say one more thing.

Brian:	Sure.

Michael Burns:	What we don't have in that number, revenue synergies.

Jessica:	You don't?

Michael Burns:	We don't.

Jessica:	And where would the revenue come from? Like, what — can you give us any color?

Michael Burns:	Yeah, I can tell you that — let me — just the idea that distributing that product, like for example, if somebody's going to bring a show to Starz, there's not going to be an independent buyer. Chris Albert's doing a great job, he's killing it as far as some of his new shows, particularly the Sunday night block he has. Power is a big hit. And then Survivor's Remorse right behind it. So, I think that you keep him doing what he's doing, which is finding and making great shows, but the idea that Lions Gate can sell a bunch of these shows internationally — because we have the infrastructure to do that — the idea that we can, obviously we're a monster in package media, it's a $0.5 billion a year business for us. So, I think it's highly likely that you'll see us distributing those shows, and also in the digital world. I'm sorry.

Brian:	No, I guess I was going to kind of continue along the line of the projections you have, and the synergies you've talked about. I think the free cash flow projections in the S4 are roughly, are growing roughly 20% per year which is impressive. But here, I was just kind of curious, at Starz, I believe their affiliate agreement with AT&T/DirecTV is up for renewal. Reportedly it's worth what, $350 million annually to Starz. And I'm just curious, with Disney's new film releases moving to Netflix, I think later this fall, what's kind of baked into the outlook for that renewal process? Is there risk, downside risk to projections, or —?

Michael Burns:	I think that — look, it's a big contract. I don't want to get into the details because they're handling that negotiation. I can tell you that I think the relationship between Starz and DirecTV is a giant win-win, meaning that AT&T makes a ton of money on it, and it's a good deal for Starz. So, I think Chris' philosophy of, look, I'm going after these niche audiences that no one else in the premium pay space are paying attention to, i.e. African Americans, and then take a look at what's happening, what you'll see — I think we made an announcement about a pilot that we're talking to them about in the Hispanic world. And so, I think Chris has got a very strong vision of sort of who he's going to program to, and then if you take a look at how long these Disney pictures are going to be in over the years, over the next 10 years, pictures — because they come, they rotate in and out, they're going to have plenty of Disney product for a long time, not the least of which is actually — the last big theatrical title is going to be Star Wars, which I think is up there now.

But I believe that there — that sanity will prevail. I think that the combination of Lionsgate and Starz gives us the opportunity to do a lot more with AT&T. Obviously, they're interested in a lot of these niche markets that are from a demographic standpoint, that are increasing dramatically. Obviously, we have a 16,000 film library that they can do a lot of things with, particularly in the world of mobile. Obviously, we're doing electronic sellthrough now, with DirecTV, them launching that. And then on top of that, obviously big VOD business. So, I think what you'll see is Lionsgate, Starz, AT&T/Direct doing more and more business together. That said, also things could go a different direction. But usually, what happens when people are making a lot of money together and they feel like there's a way for companies to work together going in the future, I think we feel pretty good about that.

Jessica:	Could we shift gears, and talk about your film business? It's historically been the core of the Lionsgate model. What can you tell us about your film strategy right now?

Michael Burns:	Look, we had a terrible year last year. We still made, you know, probably on an ultimate I don't know, nine figures, and that's in the worst year that we've had in some time. I can tell you that seven of our last nine films are going to be profitable on an ultimate basis. Two of the films, I mean, we had a little animated movie we did in conjunction with Studio Canal, I think we're going to lose a nickel on that. But on the other one, we're not going to lose significant money, the one we had early on in the year, but the other seven have made nicely, they're nicely profitable for us. And again, I don't like to jinx it, because who knows, it's the movie business. But you know, I just got back from Toronto yesterday. We had a few films that were there. We have three superb films coming up. Now, one of them is Hacksaw Ridge, which is Mel Gibson-directed, based on the true story about this conscientious objector in World War II. Watch the trailer. The movie is extraordinary. We have a movie coming out actually tonight, it'll be in the midnight shows, Blair Witch. We kept that a big secret, which is hard to do in this business. We announced, we switched it over, and we said The Woods is actually Blair Witch. The movie's scary as hell, the reviews are solid particularly for a horror film, and critics don't typically like them. But, the movie comes out and I think it'll have a good weekend. Tracking's good, but again, I don't want to jinx it. And again, we made that movie for a very tiny budget. So, a lot of upside.

And then another one, I've been talking about it for a year and people thought I was insane. I said, look, we have this musical coming out. Musical, I mean, like people's eyes roll back in the head. We have a movie called La La Land, it comes out in December. We premiered it the opening night of the Venice Film Festival. Then it went to Telluride, which is, we've never had a movie actually got accepted to Telluride. And then, it just opened, and we just had it in Toronto. It's Emma Stone and Ryan Gosling, written and directed by this very old 31-year-old named Damien Chazelle, who did Whiplash. And the movie, I don't know, I think that again, Rotten Tomatoes — because it's premiered at all these tomatoes, you guys can look it up. The reviews for this movie, I think it's 99% positive.

And then, we have Deepwater Horizon that's coming out at the end of this month, that just again, premiered. I mean, it's an assault on your senses, when you watch this movie, because you feel like you're in the middle of this oil rig. It's based on the oil rig, that EPO oil rig that blew up off the coast of Louisiana. It stars Mark Berg. It's sort of like, and again I don't want to talk in film nomenclature because I come from your world, but it's sort of Towering Inferno meets Perfect Storm. Mark Wahlberg is as heroic as they come. The movie will make you cry, and yet it is this giant action popcorn movie. Feel pretty good about that as well, and it's a big cast led by Mark Wahlberg.

So I feel like I saw a note yesterday by one of your I guess, other analysts, media analysts, David Joyce, who said that I feel like Lionsgate has got their mojo back, and he was in Toronto and saw a bunch of the films. But again, don't take my word for it. Look at the trailers, look at the Rotten Tomato scores, and then — and go see the movie, and I think you'll be pleased. I think that again, we've gotten back to our roots. We're not trying to be all things to all people.

Brian:	So, pro forma for Starz, I mean, are you going to be a much more skilled content company, your cash flow profile's going to be that much more consistent, or less hit-driven. But I guess in the film market where you see these big tent pole bets being made by the big studios, is there room for new IP to be launched profitably? Do you envision your film strategy changing in the next year or two with just the new scale that you have?

Michael Burns:	I don't. I think we — again you have to remember that everybody always looks at our wide releases, our 14-15-16 wide releases, and people don't look at Code Black, African-American releases, or Lionsgate premiere, or Roadside, the arthouse, or Panteleon which is the Spanish language joint venture with Televisa. So, between all of those, that's close to 50, 60 movies a year coming out theatrically, but a lot of you guys haven't heard of a lot of those movies. So now, we can make plenty of dough in that business.

The nice thing about the motion picture business for us, it give the opportunity to incubate a company like Atom Ticketing. If you guys haven't downloaded the app, you should. We are the lead investor in that. Our partners are two of the major theatre chains in the US, and also Disney and Fox. That's a big deal, and we're kind of being quiet about it, but it's a better mousetrap.

And then, but so the film business gives the ability to get into that same thing, and if we hadn't been in the film business, we wouldn't have gotten into Epix, we wouldn't be in the pay television space.

So, the television business make money from the get-go, we have 80 shows on the air, 40 different networks — or channels I should say, or platforms. 80, eight zero. And so the television business you make money from the get-go, except for a network broadcast show, like for example a show like Nashville and you pray it gets picked up for its fourth season which it did, and now it's a seasonal beyond CMT which we're excited about.

But, and then you take a look at the library which is throwing off, call it a couple hundred million dollars in free cash flow, year in and year out, and now you have hopefully the reliability of the cash flows coming from Starz. So, but what the film business does, it gives you the optionality — if you have, if you get lightning in a bottle, that — you know like a franchise, like a Hunger Games or a Twilight, you can make pretty damn close to $1 billion in ultimate profitability on one of those franchises, which maybe might not be a lot of money to Comcast/Universal NBC, but it's a lot of money to a company that has a $3 billion market cap.

Jessica:	They wouldn't mind $1 billion.

Michael Burns:	Nobody would, I guess. And so, that's what it gives you. It gives you the optionality to have that. We've got some things, look — we have, we're developing, we bought a book that was not very difficult to get because they didn't want to — King Killer Chronicles, we have high hopes for. We have something called, if you have young kids you've probably read these books, I've read 100 of them, Magic Treehouse. We're developing, we've got a good script on Monopoly out right now, we're looking for a director on that. We have something called Chaos Walking, which we think could be another set. So, I think we have two or three on the runway potential franchises, and but again, it gives you the optionality.

So, I love the film business for what that gives you. And again, if you make money every year that's terrific, and if you get one of these hit franchises, you're off to the races.

Jessica:	But you seem to have multiple new franchises in the making, at least, through your relationship with Hasbro including My Little Pony. You just mentioned Monopoly. And other franchises, like Power Rangers and Homer's The Odyssey. So, what can you tell us about the rollout plan here? The first Power Rangers is expected to be released, I think, in 2017?

Michael Burns:	Yeah, end of March.

Jessica:	Visibility into the other films?

Michael Burns:	Well yeah, My Little Pony, they're shooting it right now. I'm on the Board of Hasbro, as you know. Monopoly, we're out to directors, and Power Rangers is — I know there's a rough cut of that. The movie, the movie is done shooting. You know, it's — I'll see it probably, I think John and I will see it in two or three weeks or so. There's a certain amount of time that a director has to put that assemblage together. But again, if the first one works, then I expect Power Rangers 2 because it's a massive brand. You know, Heim would laugh at me if — well he might be upset with me if I said, you know, you go to look at those Netflix old episodes of Power Rangers, you know, it looks like they throw the lightning, it looks like somebody's got tinfoil on their hands. This is not that Power Rangers. This is a high-end — well, you'll see when the trailer comes out. It is a spectacle.

Jessica:	Now these franchises are very well known in the US market, but how do you plan to drive awareness outside the US?

Michael Burns:	Well, Power Rangers is a world brand. I think Monopoly is a world brand. My Little Pony in many places is a giant hit. Look, you know, it's difficult to figure out why movies do particularly well in certain territories. I mean, if you take a look at Now You See Me, and people said, oh, it's disappointing in the US, I think it's going to do about $68 million, the third one. The movie did close to $100 million in China. Gods of Egypt, which everybody thought we were going to lose our ass on, because the movie, I saw the stories, it was —

Jessica:	Webcast.

Michael Burns:	What's that?

Jessica:	You're being webcast. You forgot?

Michael Burns:	I mean that's fine, I've said worse. But you know, it's an expensive movie. We shot in Australia, we got the subsidies etc., I bet we end up breaking even on Gods of Egypt. Gods of Egypt was again, a big hit in China. So you just don't know. Big hit in — you know, did particularly well in Russia. So, the nice thing about this is, again, from a risk mitigation standpoint you really don't know where your hits are going to come in certain territories. I like the fact that we self-distributed in the UK. I will tell you one statistic, Ziggy Camacho who does a great job running our UK operation, I said, well, how's La La Land going to do? And he said, I'll tell you an interesting statistic, he told this to our Board. He said, you know, it came out of Venice, so it had all the buzz of everybody from Europe that went down there. He said the London Film Festival wanted La La Land, every festival in the world wants that movie. But, he said the London Film Festival does this paid thing where they — I don't know, they have 1,500 seats and they put the tickets for sale. Not cheap, by the way, I think it goes to a charity. He said, they called me up and they said they put it up on the site and it sold out in three minutes, and they've had massive things there. I think the record before that was an hour-and-a-half.

So, you just don't know where these movies are going to catch on, but I feel like we have a few of those in our arsenal. And again, I can't predict the movie business, but I can tell you, I wouldn't be shocked if La La Land ended up doing a multiple box office of what we thought it was going to do initially.

Jessica:	There just the last question on this topic and I'll turn it back to Brian, but are there meaningful ancillary businesses tied to these franchises that Lionsgate can participate in?

Michael Burns:	What we're doing — it's funny, because again, I'll give you the example. We have a bunch of theme parks going up where we have sections of them, we're not putting up the capital expenditures for that. We never really had that business, we participate in that business because it's in the merchandising and licensing business, because we're a relatively new company. Felton and I have been there for 16 years. And so now, we have the IP where you've got this theme park going up outside Macao — and it's funny, because what did they want? They want Now You See Me and they wanted Gods of Egypt as part of that attraction. We have this thing going up, this other theme park which is getting made in Dubai, we have a Lionsgate section of that with a bunch of our IP including things like Step Up, and obviously Hunger Games. We're doing something outside of London with Hunger Games, sort of a stage-around of sorts.

So, the nice thing about that business is that you take all of this new product and you — or old product or established franchises, and you're effectively clipping coupons, and that should be in the next few years, a 8-figure, pure profit contributor to us, growing pretty dramatically. So, we love that location-based entertainment business, particularly now that we have the IP to feed it.

Brian:	So, let's talk about another one of your franchises that you've done something creative with, Divergent. I mean, this was a four-film franchise and the third film did show some fatigue, and the fourth and final film is now going to be released as a TV movie produced by your television group. Can you talk to us a little bit more about your decision to pull the film?

Michael Burns:	I don't think there's necessarily a decision made on that. I'll tell you what it is. It's possible, there are two ways to go. We could make a feature film — because again, fatigue, it still did, if you look at the worldwide box office of that movie, pretty good number. And so, a lot of international distributors are very interested in that continuing as a feature film. Now, but is there a smart way to take that fourth book, or third book, fourth movie, and have that as effectively a pilot going into a television series that can live on and on and on? Quite possibly. And for us, it's pretty simple, which is, can we get there creatively and do the economics work?

I think those two paths are still being explored, and we'll take what we think is the right option for the franchise and just stay true to the intellectual property. But, I think it could go either way, still.

Brian:	When should analysts like us expect to get any kind of update on the potential for a TV series? Is this something that we —

Michael Burns:	I would say imminently.

Brian:	Imminently?

Michael Burns:	Yeah, I mean, they're all — there are a lot of people — we're taking a lot of meetings and taking a lot of creative, and trying to figure out what that is. I can tell you that when that got out there, that we were considering that, it was a tremendous amount of incoming calls. And I think Kevin Beggs and his creative team have, you know, have got a bunch of them back to back.

Jessica:	John — on your latest earnings call, John highlighted Globalgate which is a recently formed consortium of international producers, distributors, and co-financing partners to identify IP for local language films. Can you discuss this initiative, as well as the local language initiative in China?

Michael Burns:	Yep. They're raising money — they'll go out, I think fairly soon — not raising a ton of money, but the idea is they'll have a credit facility and some equity against it. And you look at some of the — all you've got to do is look at the China box office, and you'll see with their local language movies, just how much business they can do, and if they're produced for the right price they can be very profitable. So, we thought with our production expertise, there was a way in certain markets for us to team up with our international output partners, so they've got a blue chip international partnership in a bunch of significant territories. And so, we think that those local language productions is a pretty smart way to break into those markets as their local language box office improves. And it's happening everywhere. It's happening, obviously India has had a huge Bollywood presence for a long time, but now what's happening is a version of that is happening local language in a bunch of those big territories. And so, we thought that it was a good spot for us to be. And we're a big shareholder of that.

Brian:	So let's shift gears a little bit, and talk about your TV business. It's been a very consistent producer for you guys, and it's been very well-positioned as demand for TV products really exploded globally. And just to frame this part of the discussion, how large is your TV business today currently, and what can you tell us about the revenue mix? Where the revenues are coming from geographically, or from which types of window sales?

Michael Burns:	Well look, the $1 billion, I think we're tracking pretty much at a billion-dollar level right now. Television, if you go back, I think I saw James put something together, that's grown in the last I don't know, ten years from $10 million to $1 billion. I don't see the television business slowing down, and I know John Landgraf has said over and over again, there's too much television. Maybe that's true. There's never enough great television. And if you take a look at the history of Lionsgate, what we have as far as great television, we've got a bunch of shows. I can tell you that there's one piece of intellectual property that we have, that Kevin's told the Board the day before yesterday that I think he has something like 27 meetings. People have asked, 27 different platforms have asked for meetings on that show.

So, I don't think that growth is going to slow. I think we're in a unique position where if there's a television show or there's a piece of intellectual property, whether it be a book or a script or a package with a show runner, we're one of a handful of places that they have to come to. And they have to come to it because for one thing, we put up all the money. And so, we put up all the money for the shows, and then obviously, we obviously — we're not going to make the show until we license it from a domestic, and we have some idea what we're going to sell it for internationally, what the ancillaries are worth. But, and also the fact that these guys know that we've got a great history of producing great shows, and I think awards are fine. But that's sort of the icing on the cake. You know, it's great to win Emmys and Golden Globes, and on the movie side, Oscars, etc., but what you really want to do is, you want to just create content that continually sells over and over and over again.

I think if you have great shows like Mad Men, Nurse Jackie, Weeds, Orange Is The New Black, even Nashville — I think Nashville, all those shows are going to have a second, third, fourth cycle. They just go on and on. And particularly, what happens is, if Jim Packer were here, who does all of our — one of the things underneath him is the digital sales, and he will tell you, all these over-the-top players, he will tell you that I think in the last 18 months, he has 50 new buyers around the globe. Fifty. So, it's still very much a seller's market, and I think that if you'll also be putting up the capital like we're doing, that puts us in a competitive advantage.

Jessica:	But do you — there's a lot more buyers, but is there also a lot more production? There's something like 500 shows being produced for the new season. Are we in a peakish market, and you know, is this level of output sustainable? Who's the loser, here?

Michael Burns:	You know, there doesn't necessarily have to be a loser. Again, there may be 500 shows, but how many great shows? So, there are a handful of great shows.

Jessica:	Does it put pressure on your costs? What are you —

Michael Burns:	We're sticking to our budgets. I will tell you the most expensive people in the business, the hardest people to find, and you talk about the shortage, are show runners, because getting a great show runner — they're in tremendous demand. So yes, is there an uptick on the compensation of those guys? Sure. Are we giving them more of a taste of the back end to participate with our shows? For sure. But, the rest of it is held in pretty steadily, and also, there's always a place to shoot shows. People want — these states, they want to have employment.

If you take a look at whether it's Louisiana where we shot Deepwater Horizon, we're going to have the world premiere of Deepwater Horizon, the worldwide domestic premiere, in Louisiana in the next few weeks But, if you take a look at New Mexico, you look at New York, even Connecticut, Massachusetts, all these people, all these states, have figured out it's a multiple — if you shoot something there, yes, you're given a subsidy to encourage people to shoot there, but boy oh boy, the benefit to the local economy is certainly a multiple of that. So, I don't see that slowing down right now, and again, we're pretty picky, we pass on most of what's brought to us, and we'll develop a few things. We just announced this show, it's a ridiculous show, with Keanu Reaves as a — Keanu Reaves is going to come in. I don't know if you saw the announcement, did you see the title of the show? Swedish Dicks. And I think Kevin had every single platform that wants to buy that show. It's a very funny comedy about a detective.

But there's again, a lot of television, not so much great television. Just think how many shows you actually watch, but you know, I watch a handful. But there's — but again, those handful of shows, we're going to get the lion's share of them.

Brian:	So you were, when I — you're probably one of the first to sell to Netflix, the high-profile original content with your — I think maybe your Mad Men deal?

Michael Burns:	No, that first one, that —

Brian:	Orange?

Jessica:	Orange?

Michael Burns:	Yeah, probably — well, Orange was a big show for us but we've been selling a bunch of shows that — but anyway, go ahead, I'm sorry?

Brian:	Well I mean, I guess it sounds like the SVOD buying environment is still robust in terms of demand. But, you know, we hear this sometimes from our clients, I mean, Netflix is now in the original production business, others are in it as well. You know, is there a risk that your TV production model could be bypassed?

Michael Burns:	I don't think so. Again, if you control the IP, if you take a look at it, I've always — you know, we've heard this for 25 years, in the business, which is, oh, they're only going to put the shows that they make themselves and they own. Okay. And then you go out with a show like, that they want, and you have 10 different bids or 15 different bids. We're just doing a new show right now with Netflix which is based on a movie called Dear White People. We got the deal that we wanted, I think it was good for them, good for us. We're doing a bunch with Hulu, we're doing a bunch with Amazon. We've got all the traditional broadcasters, some of the pay guys.

Now again, I think we're in a little bit of a different place, because they know the deal with us. There's a template in place for it. They know we're going to give them a quality show, we're going to produce it, we're going to deliver it, and we're going to pay for it. So, not many other places can do that. So, I don't see — yes, I mean, will you tweak certain things? Yes, I'll give you an example.

We have a show, a hit show on E, called The Royals, and it's a funny, dramatic, Elizabeth Hurley plays this very naughty queen with the most screwed-up family you've ever seen. And you know, that was a deal that we were going to do that with Comcast and Universal, and at the 11th hour one of the senior guys said, "Well of course we own this, right?" And they said, "No, it's a show we want, and Lionsgate owns it." And so, we ended up giving them a piece of the show, but they ended up promoting the hell out of it. It was a Superbowl spot.

And again, we'll — we're not greedy, so if we can get the right quid-pro-quo, the only Latin I remember from high school, we'll make those deals.

Jessica:	Let me just — one more question before we open it up, because we're running out of time, but on Epix, can you give us your latest thoughts on what you do with this stake? Is it less strategic given your pending ownership of Starz? Are your partners less willing to have you make the strategic decisions? And if the answer is that you're going to sell it, what would you do with the proceeds?

Michael Burns:	Well look, I’m happy to see that shit show over, okay, because that was crazy. So, it's a — and I'm a big fan of Tom Dooley's, and I'm also a big fan of the guy that runs, and so is Felton, Mark Greenberg. We think he does a great job. So, we own a shade under 32% of that, MGM has about 18% and Viacom has the rest of it. The — is it a little awkward when we close Starz, because there's obviously a competitive nature? Epix is getting into the original programming. We're doing a show, a big show with them coming out this fall called Graves, where Nick Nolte plays this ex-president going off the rails. It's pretty timely. And then, we also have — and MGM has a show, Berlin Station, and Viacom has a show — I'm sorry, Berlin Station I think is Paramount and I think MGM's is Get Shorty.

But the point is, is that yeah, are they competitive? Certainly they're competitive. But, Epix is a big success, and we got backed into the corner is why we started that, because all of our deals were up with Showtime and we couldn't get the right economics.

So, do I think that Epix is less strategic if we owned Starz? Probably. Are we inclined to sell it? Somebody said, is — you know, they were talking about one of these assets that we have, these non-strategic assets, and they said, is it for sale? And I said, everything's for sale at the right price. And what would we do with the proceeds of any of these things that we sold that were "non-strategic," or turned non-strategic? We'd pay down debt because we're going to have a lot of debt when we do the Starz deal. We have — as I said before, we're going to pay it down pretty quickly if we're on-plan, but there's nothing wrong with paying it down even a little bit more quickly.

Jessica:	Any questions from the audience?

Michael Burns:	You left me 34 seconds!

Jessica:	No, we'll go an extra minute or so, it's fine.

Unidentified Audience Member:     What do you think that's changed this year in terms of the business premium like Starz or Showtime? Is the very premium real estate that Netflix is giving those properties on their prime video, what is that telling us?

Michael Burns:	You're talking about the new shows?

Unidentified Audience Member:     Yeah, I mean, they're promoting — the subscription right at the top of prime video, so they're giving it front real estate. So, is that because they're trying to expand their business, or is that because — obviously, but is that because you're getting that many subscribers with that promotion, or is because that works better in that kind of prime bundle, so you don't get the churn that you would have otherwise?

Michael Burns:	I think everybody is concerned about churn. Look, I'm amazed — it doesn't make a lot of sense to me, the logic of — I'll give you an example. Orange is the New Black. I think we sold in the first X number of weeks, I'm making this up, $25 million to $50 million of DVDs, of the packages of Orange Is The New Black. A consumer could have gone to Netflix, signed up for a free trial, watched every episode, basically for free, and then cancel. But all these guys have the same issue, which is, how do we retain our customers? And Netflix has the idea that whatever they can get from a customer valuation, I mean, experience and value to the consumer, the better. And Netflix is still an incredible value, even at that slight price increase. And I think the same thing with AT&T, when we're — you know we have a lot of global conversations going on with AT and a bunch of the carriers, which is, what is the package that we can give our consumer base, that they're going to stay with us? And you know, the other thing I'll say, and I'll go out on a limb a little bit here, but I will — I think that 2017 will be the year that there will be cable-only TV shows, meaning that we'll sell a show to a cable channel, or cable MSO, and they'll sell it, they'll package it and figure out a way to distribute that among all the other cable guys, and it may not be on satellite. It may not be on telephone, on telco. And the reason for that is because they want to have something that says, you can only get this if you're a Charter/Time Warner subscriber.

Same way that you know, when you saw that experimentation that they did on the DirecTV stuff, when you had Friday Night Lights and you could only see it on their channel. I think they'll beef up that channel on DirecTV, again, trying to slow down the churn. Because the churn in that business, the pay channel space, is significant.

And by the way, the same thing, whatever Netflix can do to slow down that churn, the better it is for them. And you know, I could go back and forth on binge watching. I mean, I like the idea that you can watch a bunch of shows. I remember my wife had our second child and I think she watched every episode of House of Cards, which is not our show, in like three nights. I mean you should have seen her face when she came out of the room. And so, but I think that — that everybody is concerned about churn.

Unidentified Audience Member:     Thank you.

Jessica:	Okay, so with that, thank you, Michael. We are going to go downstairs for Sony Pictures with Tom Rothman, and Gogo will be in this room.

Michael Burns:	Okay great, thank you guys.

Brian:	Thank you very much.

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Caution Regarding Forward-Looking Statements

This communication may contain certain forward-looking statements, including certain plans, expectations, goals, projections, and statements about the benefits of the proposed transaction, the merger parties’ plans, objectives, expectations and intentions, the expected timing of completion of the transaction, and other statements that are not historical facts. Such statements are subject to numerous assumptions, risks, and uncertainties. Statements that do not describe historical or current facts, including statements about beliefs and expectations, are forward-looking statements. Forward-looking statements may be identified by words such as expect, anticipate, believe, intend, estimate, plan, target, goal, or similar expressions, or future or conditional verbs such as will, may, might, should, would, could, or similar variations. The forward-looking statements are intended to be subject to the safe harbor provided by Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, and the Private Securities Litigation Reform Act of 1995.

While there is no assurance that any list of risks and uncertainties or risk factors is complete, below are certain factors which could cause actual results to differ materially from those contained or implied in the forward-looking statements including: the substantial investment of capital required to produce and market films and television series; increased costs for producing and marketing feature films and television series; budget overruns, limitations imposed by Lionsgate’s or Starz’s credit facilities and notes; unpredictability of the commercial success of Lionsgate’s or Starz’s motion pictures and television programming; risks related to Lionsgate’s or Starz’s acquisition and integration of acquired businesses; the effects of dispositions of businesses or assets, including individual films or libraries; the cost of defending Lionsgate’s or Starz’s intellectual property; technological changes and other trends affecting the entertainment industry; the possibility that the proposed transaction does not close when expected or at all because required regulatory, shareholder or other approvals are not received or other conditions to the closing are not satisfied on a timely basis or at all; the risk that the financing required to fund the transaction is not obtained; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the transaction; uncertainties as to the timing of the transaction; competitive responses to the transaction; the possibility that the anticipated benefits of the transaction are not realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies; the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; diversion of management’s attention from ongoing business operations and opportunities; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the transaction; Lionsgate’s ability to complete the acquisition and integration of Starz successfully; litigation relating to the transaction; and other factors that may affect future results of Lionsgate and Starz. Additional factors that could cause results to differ materially from those described above can be found in Lionsgate’s Annual Report on Form 10-K for the year ended March 31, 2016, and in its subsequent Quarterly Reports on Form 10-Q, including for the quarter ended June 30, 2016, each of which is on file with the Securities and Exchange Commission (the “SEC”) and available in the “Corporate” section of

Lionsgate’s website, http://www.lionsgate.com, under the heading “Reports” and in other documents Lionsgate files with the SEC, and in Starz’s Annual Report on Form 10-K for the year ended December 31, 2015 and in its subsequent Quarterly Reports on Form 10-Q, including for the quarters ended March 31, 2016 and June 30, 2016, each of which is on file with the SEC and available in the “Starz Corporate” section of Starz’s website, http://www.Starz.com, under the subsection “Investor Relations” and then under the heading “SEC Filings” and in other documents Starz files with the SEC.

All forward-looking statements speak only as of the date they are made and are based on information available at that time. Neither Lionsgate nor Starz assumes any obligation to update forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements were made or to reflect the occurrence of unanticipated events except as required by federal securities laws. As forward-looking statements involve significant risks and uncertainties, caution should be exercised against placing undue reliance on such statements.

Important Additional Information

In connection with the proposed transaction, Lionsgate has filed with the SEC a Registration Statement on Form S-4 that includes a Joint Proxy Statement of Lionsgate and Starz and a Prospectus of Lionsgate, as well as other relevant documents concerning the proposed transaction. The registration statement has not yet become effective and the Joint Proxy Statement included therein is in preliminary form. The proposed transaction involving Lionsgate and Starz will be submitted to Starz’s stockholders and Lionsgate’s stockholders for their consideration. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. STOCKHOLDERS OF LIONSGATE AND STOCKHOLDERS OF STARZ ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION.  Stockholders may obtain a free copy of the definitive joint proxy statement/prospectus, as well as other filings containing information about Lionsgate and Starz, without charge, at the SEC’s website (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the filings with the SEC that are incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to James Marsh, Senior Vice President of Lionsgate Investor Relations, 2700 Colorado Avenue, Santa Monica, California, 90404, or at (310) 255-3651, or to Starz, 8900 Liberty Circle, Englewood, Colorado 80112, or at 1-855-807-2929.

Participants in the Solicitation

Lionsgate, Starz, and certain of their respective directors, executive officers, and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction.  Information regarding Lionsgate’s directors and executive officers is available in its definitive proxy statement, which was filed with the SEC on July 28, 2016, and certain of its Current Reports on Form 8-K.  Information regarding Starz’s directors and executive officers is available in its definitive proxy statement, which was filed with SEC on April 29, 2016, and certain of its Current Reports on Form 8-K.  Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials filed with the SEC.  Free copies of this document may be obtained as described in the preceding paragraph.